Exhibit 99.1
For Immediate Release
Flamel Technologies Announces Third Quarter Results; Further
Medusa Portfolio Expansion; and Stronger Coreg Revenues
LYON, France — October 30, 2007 — Flamel Technologies (Nasdaq: FLML) today announced its financial results for the third quarter of 2007.
For the third quarter, Flamel reported total revenues of $9.0 million, compared to $5.4 million in the year-ago period.
Net loss in the quarter was ($9.1) million, compared to ($10.2) million in the third quarter of 2006. Net loss per share (basic) for the third quarter of 2007 was ($0.38), compared to a net loss per share (basic) in the year-ago quarter of ($0.43).
Cash and marketable securities at the end of the third quarter totalled $40.8 million, versus $47.0 million at the end of the second quarter.
Flamel’s 2007 third quarter revenues included license and research revenues of $2.0 million; license and research revenues in the third quarter of 2006 totalled $5.3 million. Product sales during the quarter were $4.8 million. Other revenues were $2.2 million during the third quarter of 2007, versus $0.1 million in the year-ago quarter.
Flamel’s research and development expenses increased to $9.9 million, from $9.4 million in the year-ago quarter. Costs of goods and services sold in the third quarter were $4.3 million versus $1.8 million in the third quarter 2006 and reflected increased manufacturing activities related to COREG CR. Costs of goods and services for COREG CR are reimbursed by GlaxoSmithKline on a cost-plus basis pursuant to the supply contract between the two companies. SG&A in the third quarter 2007 decreased to $4.1 million, as compared to $4.8 million during the third quarter of 2006.
For the first nine months of 2007, Flamel reported total revenues of $26.1 million, compared to $15.2 million in the year-ago period. Expenses of $58.9 million increased from $45.6 million in the first nine months of 2006, reflecting increased costs of goods sold of $7.5 million and negative exchange rate fluctuation of $4.4 million.
Net loss in the first three quarters of 2007 was ($31.8) million, compared to a net loss of ($29.3) million in the first three quarters of last year. Net loss per share (basic) for the first nine months of 2007 was ($1.32), compared to net loss per share (basic) in the year-ago period of ($1.23).

Flamel’s license and research revenues during the first nine months of 2007 were $6.9 million, versus $14.7 million in the year-ago period. Product sales and services during the period were $15.0 million. Other revenues were $4.2 million during the period, as compared to $0.5 million in 2006. Flamel’s research and development expenses increased to $33.7 million, from $27.9 million in the first nine months of 2006. This increase resulted in part from the Company’s investment in clinical trials for FT-105 and IFN-alpha XL, as well as non-cash effects from exchange rate fluctuations and FAS-123 R related expenses. Cost of goods and services sold, related to the manufacture of Coreg CR microparticles, increased to $12.4 million, compared to $4.9 million a year ago. SG&A remained flat at $12.8 million, but would have reflected a $1 million decline at constant exchange rates.
“The most recent quarter of sales for Coreg CR shows good growth, underscoring our belief that Coreg CR will continue to be an important product for us in the years to come,” said Stephen H. Willard, chief executive officer of Flamel Technologies. “We have initiated cost cutting measures during the past quarter designed to align our expenses with expected revenues in response to the lower initial sales of Coreg CR than we expected to date. We believe this cost control will not affect the portfolio of relationships for a variety of other products which we are beginning to develop.”
“In the quarter, we also signed two new Medusa relationships, notably the license agreement with Wyeth Pharmaceuticals for the development of a controlled release therapeutic protein using the Medusa platform and a further new Medusa relationship during the quarter,” continued Mr. Willard. “We believe the results from the FT-105 and IFN-alpha XL clinical trials are also quite promising and we are actively engaged in work to license these two formulations. Flamel is scientifically and financially well-positioned to develop further both the Medusa and Micropump platforms with discipline and in keeping with our partnership model.”
A conference call to discuss earnings is scheduled for 8:30 AM EDT October 31, 2007. The dial-in number (for investors in the US and Canada) is 1-800-374-1498; the conference ID number is 21502968. International investors are invited to dial 1-706-634-7261.
Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Flamel’s Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs.
Contact:
Michel Finance, Chief Financial Officer
Tel: (011) (33) 4-7278- 3434
Fax: (011) (33) 4-7278-3435
Charles Marlio, Director of Strategic Planning and Investor Relations
FRANCE: (011) 33-4-72-78-34-34
US (1) (202) 862-8400
Fax: 202-862-3933
Marlio@flamel.com
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2006.

Financial Statements (Unaudited)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(Amounts in thousands of dollars except share data)

	Three months ended		Nine months ended
	September 30,		September 30,

	2006	2007	2006	2007

Revenue:
License and research revenue	$5,276	$1,973	$14,677	$6,891
Product sales and services	—	4,824	19	15,042
Other revenues	129	2,222	542	4,160

Total revenue	5,405	9,019	15,238	26,093

Costs and expenses:
Cost of goods and services sold	(1,842)	(4,251)	(4,895)	(12,430)
Research and development	(9,428)	(9,908)	(27,911)	(33,666)
Selling, general and administrative	(4,779)	(4,124)	(12,804)	(12,787)

Total	(16,049)	(18,283)	(45,610)	(58,883)

Profit (loss) from operations	(10,644)	(9,264)	(30,372)	(32,790)

Interest income net	425	411	1,364	1,305
Foreign exchange gain (loss)	(4)	(229)	(403)	(311)
Other income (loss)	8	16	101	54

Income (loss) before income taxes	(10,215)	(9,066)	(29,310)	(31,742)
Income tax benefit (expense)	—	(40)	(34)	(58)

Net income (loss)	($10,215)	($9,106)	($29,344)	($31,800)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.43)	($0.38)	($1.23)	($1.32)
Diluted earnings (loss) per share	($0.43)	($0.38)	($1.23)	($1.32)

Weighted average number of shares outstanding (in thousands) :

Basic	23,768	24,017	23,768	24,017
Diluted	23,768	24,017	23,768	24,017